Tall Idea Labs, Inc.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Tall Idea, Inc.

Consolidated Balance Sheets

December 31, 2021 and 2020

Assets	**2021**	**2020**
Current assets:		
Cash and cash equivalents	$300,000	$984,500
Accounts receivable	—	—
Total current assets	$300,000	$984,500
Non current assets:		
Software Capitalization, net of accumulated depreciation	$2,400,120	$1,391,763
Total assets	**$2,700,120**	**$2,376,263**
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Taxes Payable	$ 800	$ 800
Total current liabilities	800	800
Notes payable	-	-
Total non-current liabilities	$71,952	$158,591
Total liabilities	$72,752	$159,391
Equity		
Common Stock 16,165,076 shares authorized as of December 31, 2021:		
8,282,777 shares at $0.00001 par value	$83	$83
557,690 shares at $2.00 par value	$1,115,380	$1,115,380
Preferred Stock, 3,285,347 shares authorized and outstanding as of December 31, 2021:		
1,436,493 shares at $1.19 par value	$1,709,428	$1,409,428
1,490,154 shares at $0.7431 par value	$1,107,393	$1,107,393
358,835 shares at $0.5574 par value	$200,000	$200,000
Additional paid-in capital + Retained earning	(1,007,135)	(1,238,230)
Net Income	(497,780)	(377,182)
TOTAL LIABILITIES & EQUITY	**$2,700,120**	**$2,376,263**

Tall Idea Labs, Inc.

Consolidated Statement of Income

Years ended December 31, 2021 and 2020

		2021		**2020**
Revenue	$	$345,000	$	708,200
Cost of sales		$54,000		110,482
Gross margin		$291,000		597,718
Expenses:				
Advertising and Marketing		$30,440		522,000
General & Administrative expenses		$758,340		452,900
Total expense		$788,780		974,900
Operating income		(497,780)		(377,182)

NOTES TO THE FINANCIAL STATEMENTS

(1)   Basis of Presentation

Tall Idea Labs, Inc. (the Company) is software-as-a-service platform built for businesses. It uses artificial intelligence on various types of unstructured data in order to provide product intelligence for consumer product brands.

The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern.

(2)   Summary of Significant Accounting Policies

(a)   Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(b)   Use of Estimates

The preparation of consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the valuation and carrying amount of property, plant, equipment and intangibles; valuation allowances for receivables and inventories; deferred income tax assets; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(3)   Debt

The Company's debt at December 31st 2021 was as follows:

		2021	**2020**
Founders Note	$	71,942	71,942
PPP Loan	$		86,649
Total long-term debt	$	71,942	158,591

- On January 11, 2016, the company entered a promissory note agreement with its founder and CEO, Andy Pandharikar in the amount of $71,942. The loan no interest with no maturity date. As of December 31, 2021, and 2020, the outstanding balance of the loan is $71,942 for in both years.

(4) Capitalized Software

Capitalized software stated at cost.

As of December 31, 2021 and December 31, 2020, capitalized software consist of:

		2021	2020
SOFTWARE CAPITALIZATION	$	$2,400,120	$1,391,763

(5) Income Taxes

For the period ended December 31, 2021 and for the year ended December 31, 2020, the components of income tax benefit (expense) consisted of the following:

		2021	2020
Current:			
Federal	$	-	-
State		800	800
Total Current		800	800
Deferred			
Federal		-	-
State		-	-
Total Deferred		-	-
Total Income Tax (Benefit)	$	800	800

(6) Subsequent Events

No major subsequent financial events have been evaluated through the date of this report.